UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 1

Under the Securities Exchange Act of 1934

Alkame Holdings, Inc.

(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE

(Title of Class of Securities)

01643J109

(CUSIP Number)

Robert Eakle

Alkame Holdings, Inc.

3651 Lindell Road Suite D #356, Las Vegas, NV 89103

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 25, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons:	Robert Eakle
I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction):	PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.	Citizenship or Place of Organization:	U.S.A.

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	Common Series A Preferred Series B Preferred Series D Preferred 556,862,964 SHARES(1) 10,000,000 SHARES 46,412,964 SHARES 1,000,000 SHARES

8.	Shared Voting Power:	N/A

9.	Sole Dispositive Power:	Common Series A Preferred Series B Preferred Series D Preferred 556,862,964 SHARES(1) 10,000,000 SHARES 46,412,964 SHARES 1,000,000 SHARES

10.	Shared Dispositive Power:	N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: Common Series A Preferred Series B Preferred Series D Preferred 556,862,964 SHARES(1) 10,000,000 SHARES 46,412,964 SHARES 1,000,000 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.	Percent of Class Represented by Amount in Row (11): Common Stock Series A Preferred Series B Preferred Series D Preferred 74.50%(2) 83.33%(2) 70.96%(2) 50%

14.	Type of Reporting Person (See Instructions): IN

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(1)	Includes 450,000 shares of common stock, 10,000,000 shares of Series A Convertible Stock that may be converted into 500,000,000 shares of common stock, 46,412,964 shares of Series B Preferred Stock that may be converted into 46,412,964 shares of common stock and 1,000,000 shares of Series D Preferred Stock that may be converted into 10,000,000 shares of common stock.
(2)	Pursuant to Rules 13d-3 and 13d-5 of the Exchange Act, beneficial ownership includes any shares as to which a shareholder has sole or shared voting power or investment power, and also any shares which the shareholder has the right to acquire within 60 days, including upon exercise of common shares purchase options or warrants. There are 190,985,547 shares of common stock, 12,000,000 shares of Series A Convertible Preferred Stock, 65,398,334 shares of Series B Preferred stock and 2,000,000 shares of Series D Preferred Stock issued and outstanding as of November 25, 2015 including securities exercisable or convertible into shares of Common Stock within sixty (60) days hereof for each stockholder.

This Schedule 13D/A Amendment No. 1 (this “Schedule 13D/A”) amends the following sections of the Schedule 13D filed with the Securities and Exchange Commission on December 19, 2014 (the “Schedule 13D”).

ITEM 2. IDENTITY AND BACKGROUND

(a) through (c) and (f). This Statement on Schedule 13D/A is being filed by Robert Eakle (the “Reporting Person”). The business address of the Reporting Person is 3651 Lindell Road Suite D #356, Las Vegas, NV 89103. Robert Eakle is currently a shareholder of Alkame Holdings, Inc.

(d) and (e). During the previous ten (10) years, the Reporting Person (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of Schedule 13D is supplemented and amended by the information below.

On April 29, 2013, Mikhail Kats agreed to transfer 350,000,000 of his shares of common stock to the Reporting Person for a total purchase price of $20,000. The source of the consideration paid to Mikhail Kats was the existing funds of the Reporting Person.

On June 25, 2013, the Reporting Person acquired 64,800,000 shares of common stock in connection with the acquisition of Alkame Water, Inc.

On July 8, 2013, the Issuer issued a total of 10,000,000 shares of its Series A Preferred Stock to the Reporting Person, in exchange for the cancellation and return to treasury of 250,000,000 shares of his common stock in the Issuer.

On January 8, 2015, the Issuer conducted a 1 for 3 reverse split of its common stock. This left the Reporting Person with 54,933,334 shares of common stock.

In January of 2014, the Reporting Person exchanged 53,933,334 shares of his common stock for the same amount of Series B Preferred Stock.

The Reporting Person transferred 550,000 shares of common stock to an employee of the Issuer.

The Reporting Person transferred 7,520,370 shares of Series B Preferred Stock to persons assisting with business in the Issuer.

On November 25, 2015, the Reporting Person acquired 1,000,000 shares of Series D Preferred Stock in connection with an employment agreement.

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ITEM 4. PURPOSE OF TRANSACTION

The purpose of this Schedule 13D/A is to report the Beneficial Ownership by the Reporting Person of 556,862,964 shares or 74.50% of the Issuer’s issued and outstanding common stock as of November 25, 2015, 10,000,000 shares or 83.33% of the Issuer’s issued and outstanding Series A Preferred Stock as of November 25, 2015, 46,412,964 shares or 70.96% of the Issuer’s issued and outstanding Series B Preferred Stock as of November 25, 2015 and 1,000,000 shares or 50% of the Issuer’s issued and outstanding Series D Preferred Stock as of November 25, 2015.

Except as provided below, the Reporting Person does not have any current plans or proposals which would relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person is currently the beneficial owner of 556,862,964 shares or 74.50% of the Issuer’s issued and outstanding common stock as of November 25, 2015, 10,000,000 shares or 83.33% of the Issuer’s issued and outstanding Series A Preferred Stock as of November 25, 2015, 46,412,964 shares or 70.96% of the Issuer’s issued and outstanding Series B Preferred Stock as of November 25, 2015 and 1,000,000 shares or 50% of the Issuer’s issued and outstanding Series D Preferred Stock as of November 25, 2015.

(b)	The Reporting Person has sole voting and dispositive power over the Shares identified in response to Item 5(a) above.

(c)	See response by Reporting Person to Item 4, above.

(d)	Not applicable.

(e)	Not applicable.

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Amendment to Certificate of Designation. Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on October 15, 2013.

Certificate of Designation. Incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 27, 2014.

Employment Agreement. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 30, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 4, 2015

By: /s/ Robert Eakle

Robert Eakle

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